

TURNING RAIL PERCEPTION INTO OPERATIONAL INSIGHTS

Corporate Investor Presentation

August 2026

Rail Vision

DISCLAIMERS

This presentation and oral statements made regarding the subject of this presentation contain "forward-looking statements" that involve substantial risks and uncertainties. Such statements include, without limitation, references to the Company's predictions or expectations of future business or financial performance and its goals and objectives for future operations, financial and business trends, performances, strategies or expectations. Forward-looking statements include, but are not limited to, statements about: our limited operating history; our current and future capital requirements; our ability to manufacture, market and sell our products and to generate significant revenues; our intention to advance our technologies and commercialization efforts; our ability to maintain our relationships with key partners and grow relationships with new partners; our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property; our ability to launch and penetrate markets in new locations and new market segments; our ability to retain key executive members and hire additional personnel; our ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; our ability to achieve greater regulatory compliance needed in existing and new markets; the overall demand for passenger and freight transport; our ability to achieve key performance milestones in our planned operational testing; our ability to establish adequate sales, marketing, production and distribution channels; acceptance of our business model by investors; our ability to maintain the listing of our ordinary shares on Nasdaq; changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements and the impact of such policies on us, our customers and suppliers, and the global economic environment; the fact that we conduct business in multiple foreign jurisdictions, exposing us to foreign currency exchange rate fluctuations, logistical and communications challenges, burdens and costs of compliance with foreign laws and political and economic instability in each jurisdiction; adverse federal, state and local government regulation, in the United States, Europe or Israel and other foreign jurisdictions; and security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. In some cases, you can identify forward-looking statements by the words "may," "might," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements may not materialize, in whole or in part, or may materialize differently than expected, or may be affected by factors that cannot be assessed in advance. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. You are cautioned not to place undue reliance on forward-looking statements. For a discussion of the factors that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, see the "Risk Factors" section included in our most recently filed Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as otherwise indicated, the forward-looking statements contained in this presentation speak only as of the date of this presentation and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any of our securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities can only be made in compliance with applicable securities laws.

This presentation includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this presentation, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this presentation is generally reliable and is based on reasonable assumptions, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors that could cause results to differ materially from those expressed in the estimates made by third parties and by us.

ABOUT US



2016
Year Founded

50+
Team Members
(Mainly R&D)

RAIL FOCUSED
Driver Assistance Systems
for Railroad Operations

37
Patents
(26 registered)

IN-HOUSE TECH
Electro-Optics, Artificial Intelligence
and Big Data Analysis

$RVSN
Nasdaq

Rail Vision



2025 USA INCIDENTS

~1000	**~9,000**	**980**
Rail Fatalities	Non-fatal Rail Injuries	Train Derailments

Source: *Rail Safety Overview Report*[1]

HUMAN OPERATIONAL CHALLENGES



Limited
Visibility

Workforce
Constraints

Loss of
Attention

Harsh
Environment

RAIL TECH REQUIREMENTS

Automotive Tech Falls Short

Object Classification

Rail-Trained AI
vs.
Generic Object Detection

System Reliability

Industrial-Grade Robustness
vs.
Consumer-Grade Requirements

Range Performance

Kilometer-Scale Detection
vs.
Short-Range Sensing

Metallic Infrastructure

Electro-Optical Immunity
vs.
Automotive Radar & LiDAR

Rail Vision



RAIL VISION SOLUTIONS

	MainLine 	ShuntingYard 
Target Market	Freight & passenger mainlines	Freight & industrial yards
Detection Range	Up to 2 km (1.24 mi)	Up to 200 m (650 ft)
Business Continuity	Prevents long-haul delays	Maximizes yard efficiency

- OBSTACLE & SWITCH DETECTION
- VISUAL & ACOUSTIC ALERTS
- ADVERSE WEATHER
- OPERATIONAL INTELLIGENCE PLATFORM

VISUAL PERCEPTION & SENSOR PERFORMANCE



Rail Vision
Car 92 [m]

LONG-RANGE DETECTION AT NIGHT



Rail Vision
Locomotive at
2681m
Impact Time:
--
81
km/h

PERSON DETECTION IN CHALLENGING WEATHER


Rail Vision
Person at
628m
64
km/h

CAR DETECTION IN CHALLENGING WEATHER


Rail Vision
Car at
1005m
Impact Time:
--
43
km/h
v1.4.2

ANIMAL DETECTION AT NIGHT


Rail Vision
Animal at
511m
Impact Time:
--
53
km/h
v1.2.2

INDUSTRY-FIRST SWITCH STATE DETECTION


Rail Vision
km/h

SWITCH STATE DETECTION AT NIGHT


Rail Vision
8
km/h

SIDESWIPE RISK DETECTION


Rail Vision
Side swipe at
78yd
--

OPERATIONAL INTELLIGENCE PLATFORM

Optimize Operations with Real-Time Insights


Rail Vision
Rail Vision
Operational Intelligence Platform

VALUE PROPOSITION

Ensure Business **Continuity**

Increase Rail **Efficiency**

Reduce Operational **Expenses**

Enhance Overall **Safety**



GROWING MARKET

Train Collision Avoidance Systems Market Size[2]

$20B	$58B	19.0%
(2024)	(2034)	(CAGR)

Global Autonomous Train Market Size[3]

$15B	$24B	5.8%
(2025)	(2034)	(CAGR)



Rail Vision

MARKET TRENDS

01

Global rail networks expansion

02

Increasing demand for safety and operational efficiency

03

Rising adoption of AI technology in railway

04

Accelerating Big Data Analytics & Operational Insights

Source: *The UIC Activity Report 2025*[4]

Rail Vision



NTSB RECOMMENDATIONS

5

NTSB | National Transportation Safety Board

Investigations Safety Research News & Events Advocacy Family Assistance A

Home > News & Events > News Releases > Beyond Positive Train Control: Using New and Emer

Beyond Positive Train Control: Using New and Emerging Technologies to Improve Rail Safety

11/1/2023

6

NTSB | National Transportation Safety Board

Investigations Safety Research News & Events Advocacy Family Assistance

Home > News & Events > News Releases > NTSB Recommends Collision Avoidance Technol

NTSB Recommends Collision Avoidance Technology on Rail Maintenance Vehicles

9/3/2025

NORTH AMERICAN PARTNERSHIP

RAILSERVE
A MARMON RAIL COMPANY

INITIAL COMMERCIAL DEAL

- Railserve is part of **Marmon Rail**, a **Berkshire Hathaway company.**
- Railserve is a leading U.S. provider of industrial rail switching, track, and repair services across 100+ North American locations.
- In January 2024, Railserve secured a commercial agreement to deploy ShuntingYard systems, enhancing rail safety through real-time decision-making and automatic braking.


WatchGUARD
YARD GUARD

STRATEGIC INTEGRATION

Accelerating Railyard Safety via Railserve & Marmon Rail Group

Marmon Rail
A Berkshire Hathaway Company

MOU & MARKET EXPANSION

- **Strategic Agreement** (June 2026): Executed MOU with Railserve.
- **YardGUARD Launch**: Railserve introduced **YardGUARD**, a comprehensive railyard safety solution for all industrial rail environments.
- **Core Tech Integration**: Rail Vision's ShuntingYard powers **WatchGUARD**, YardGUARD's obstacle detection and situational awareness module.
- **Marmon Fleet Expansion**: Potential deployment opportunities across Marmon Rail Group (e.g. **Trackmobile, Boss, Zephir**) for rail car movers and rail yard solutions.



YARDGUARD LAUNCH

ShuntingYard Showcased at Marmon Rail Booth

RAILWAY2026 INTERCHANGE®



WatchGUARD™

In-cab hazard and alignment monitoring that improves visibility and activates **emergency braking** as needed



WatchGUARD
StopGUARD
CrossingGUARD
YARD GUARD
MARMON RAIL TECHNOLOGIES
GapGUARD
DerailGUARD
FoulGUARD



TRACKMOBILE
TITAN

ISRAEL RAILWAYS

Local Market Validation

2023 | MAINLINE SYSTEM DEPLOYMENT

- 10 MainLine systems commercial agreement secured.
- Validated AI perception tech with a national rail operator.

2026 | SHUNTINGYARD TRIAL & EXPANSION

- Successful trial of ShuntingYard system completed.
- Active discussions for next-stage deployment & fleet expansion.





LATIN AMERICA MINING CUSTOMER

Expanding Footprint in High-Capacity Heavy-Haul Rail Operations

MainLine Systems Deployed

Active initial deployment with a leading Latin American mining customer.

Commercial Rollout Advancement

Successful initial implementation driving advanced discussions toward broader commercial adoption.

Global Industrial Expansion

Positioned to expand Rail Vision's presence across global mining and industrial rail markets.



SIGNIFICANT PILOTS

Driving Commercial Adoption Across Class 1 Operators and Maintenance Leaders

U.S. Class 1 Operator

A U.S. rail operator purchased a ShuntingYard system for operational efficiency and yard safety.

Central America MainLine POC

Leading freight rail operator purchased a MainLine system to evaluate enhanced railway safety.

Loram

Global railroad maintenance equipment & service provider purchased a ShuntingYard system.


RG404

INDIAN PARTNERSHIP

Strategic Entry into India's Railway Market

Strategic MOU Execution

Signed MOU with leading Indian rail supplier to expand market footprint in India.

~17,000 Locomotive Addressable Market

High-growth target opportunity across one of the largest global rail networks.

MainLine Trial Validated

Successful system trial completed with a leading rail operator, supporting technology validation and market adoption.

Tender & Scale Ready

Positioned for direct government tender participation and long-term commercial growth.


39010
KAVACH FITTED

MXV RAIL

Strategic Industry Partnership & Standards Program

Technology Roadmap Program

Joined MxV Rail's distinguished program shaping interoperable safety and efficiency standards across North American rail networks.

Autonomous Rail Standards

Collaborating under the TCCO project (Train Control, Communications & Operations) to help define federal autonomous rail driving standards.

U.S. Market Expansion

Strengthening U.S. market presence and potentially expanding strategic engagement with key Class 1 stakeholders and regulatory leaders.



QUANTUM TRANSPORTATION

Quantum Transportation

Long-Term Strategic Technology Opportunity

Majority Stake Acquisition Completed
Acquired a 51% ownership interest in Quantum Transportation, establishing it as a majority-owned subsidiary of Rail Vision.

Exclusive Rail Technology Rights
Quantum Transportation holds an exclusive sublicense for rail technologies related to a pending quantum error correction patent application from Tel Aviv University.

Potential Technology Synergies
The companies aim to combine quantum-AI intellectual property with Rail Vision's railway-safety technologies.

Long-Term Value Creation
Supports future innovation, product development and long-term value creation.



SUMMARY

Proven Commercial Traction

- **MainLine & ShuntingYard** active field deployments
- Validated across **multiple customer segments**
- Established **strategic industry partnerships**
- Strong **expansion opportunities** with existing customer base

Large & Growing Market

- **Multi-billion-dollar** addressable market opportunity
- Accelerating demand for **rail safety & automation**
- Favorable **regulatory & operational** industry tailwinds

Scalable Business Model

1. Pilot Phase
   Proof of concept validation
2. Initial Deployment
   First fleet integration
3. Fleet-Wide Scale
   Full network expansion
4. Recurring Revenue
   Software, Maintenance & Intelligence platform

Strategic Vision: Expanding Offerings to Become a Key Player in Rail Autonomy

Warning Systems → Active Intervention → Autonomous Operations

CONTINUING THE CONVERSATION

Open for questions & discussion

Phone: +972(0)9-9577706

Email: invest@railvision.io

REFERENCES

1. *Rail Safety Overview Report.* The U.S. Department of Transportation's public data portal
2. *Train Collision Avoidance Systems - Global Strategic Business Report.* Research and Markets, July 2026
3. *Autonomous Train Market Size, Share & Industry Analysis.* Fortune Business Insights, January 2026
4. *The UIC Activity Report 2025.* International Union of Railways
5. *Beyond Positive Train Control: Using New and Emerging Technologies to Improve Rail Safety.* National Transportation Safety Board, Nov. 1, 2023
6. *NTSB Recommends Collision Avoidance Technology on Rail Maintenance Vehicles* . National Transportation Safety Board, Sept. 3, 2025